

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 28, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AT&T Inc., under the Exchange Act of 1934.

- 1.600% Global Notes due 2028

- 2.050% Global Notes due 2032

- 2.600% Global Notes due 2038

Sincerely,

An Intercontinental Exchange Company